

May 11, 2012

Via E-mail
Steven A. Burd
Chief Executive Officer
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588

> **Re:** **Safeway Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-00041**

Dear Mr. Burd:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 21

1. Reference is made to Note J (Taxes on income) on page 61 where you have generated foreign pre-tax income of $381.8 million in fiscal 2011, which represents approximately 43% of your total consolidated pre-tax income. Further, foreign pre-tax income increased by $50.2 million in fiscal 2011 as compared to fiscal 2010 while domestic pre-tax income decreased by $49.3 million for the same period. In view of the material variability between domestic and foreign operating results, we believe you should include a separate section in MD&A that clearly and completely discusses your geographic results of operations with qualitative and quantitative reasons for the significant volatility between

your domestic and foreign operations. Please revise accordingly.   Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

2. Notwithstanding the above comment, please revise your MD&A discussion to include the effect of changes in the Canadian dollar relative to the U.S. dollar on your operating profit in addition to sales. In this regard, please disclose the sales and operating profit of your Canadian operations excluding the effect of changes in the Canadian dollar relative to the U.S. dollar. Such information would allow readers to better evaluate the performance of your business.

Sales, page 21

3. Refer to your statement, "Prior to 2011, Safeway recorded Blackhawk Network distribution commissions on the sale of certain gift cards, net of commissions shared with other retailers. In the first quarter of 2011, Safeway determined that these commissions should be reported on a gross basis. This change increased both revenue and cost of goods sold in fiscal 2011 by $413.5 million but had no impact on identical-store sales, gross profit dollars or net income. Previously reported results are not adjusted because the impact is immaterial." Tell us your basis for the change and disclose what necessitated this change. Further, tell us in detail how you concluded the change had an immaterial effect on previously reported results. Please include in your response the applicable amounts for each line item within your financial statements for each period presented.

Gross Profit, page 21

4. Your current disclosure does not provide investors with sufficient long term insight into your cost improvement programs. In this regard, you disclose that your overall fiscal 2011 comparable gross profit margin decrease was benefited by a 34 basis-point improvement in shrink. Tell us and disclose the reasons for the improvement in your shrink reserves and if this trend is sustainable. Further, tell us and disclose the shrink reserve as a percentage of sales for the past three fiscal years and the reasons for any significant fluctuations.

Interest Expense, page 23

5. You state interest expense decreased in 2011 primarily due to a combination of lower average borrowings and a lower average interest rate. We note at year-end your borrowings have increased from year-end 2010. Please explain to us how your lower average borrowings contributed to a decrease in interest expense in light of the higher borrowings outstanding at year-end. If borrowings during the reporting period are materially different than the period-end amounts recorded in the financial statements, disclosure about the intra-period variations should be provided to facilitate investor understanding of your liquidity position. See Release No. 34-62934, Commission

Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management's Discussion and Analysis.

Liquidity and Financial Resources, page 26

6. Given the significant increase in your unfunded pension liability this year and your actual negative return on plan assets in fiscal 2011, please expand your disclosure to explain the current changes, including the negative return on assets, and address the future impact on your cash flows in the event your return on plan assets is less than expected or discount rates decline resulting in plan contributions and funding increases in 2012 and beyond.

7. We note your discussion of capital expenditures for the number of new store openings and the number of remodels or refurbishments. Please expand your discussion to provide insight into your capital expenditure cash flows and planned capital expenditures addressing for example the decline in the number of stores over the last five years, the number of Lifestyle remodels or conversions to be completed and planned property dispositions.

Item 8. Financial Statements and Supplementary Data, page 33

Note A: The Company and Significant Accounting Policies, page 45

Merchandise Inventories, page 46

8. We read your disclosure on page 46 with regard to your use of a combination of the cost method and retail inventory method to determine the cost of your inventory before any LIFO reserve is applied. Please explain to us why and how you are using a combination of these methods to determine the cost of your inventory. Further, explain to us how the use of the cost method is a reasonably accurate costing method. In this regard, we assume the replacement cost method may not be entirely representative of all units in ending inventory.

Note K: Employee Benefit Plans and Collective Bargaining Agreements, page 64

Multiemployer Pension Plans, page 71

9. We note Forms 5500 were generally not available for the plan years ending in 2011 at the time you issued your financial statements. Please tell us what consideration was given to providing the disclosure outlined in FASB ASC 715-80-50-7 where plan level information is not available including, if possible, your estimated share of underfunded liabilities. See also FASB ASC 715-80-55-6.

<u>Note M: Commitments and Contingencies, page 77</u>

10. Describe for us the factors that prevent you from determining the amount of any liabilities for disputes in the normal operations of your business or disclosing an estimated loss or range of estimated loss pursuant to ASC 450-20-50-4b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief